Exhibit 99.2
Sections of Preliminary Offering Circular Being Used in Connection
with the Private Placement of the Senior Notes
Potential Application of Push-Down Accounting
     The application of push-down accounting or any other change in accounting standards could affect our results of operations and our ability to comply with the terms of these notes and our Credit Facilities.
     As of May 30, 2008, Temasek, through its wholly-owned subsidiary, STSPL, beneficially owned approximately 83.8% of our outstanding ordinary shares. On May 22, 2008, STSPL increased its ownership in our ordinary shares from 82.7% to 83.8% following the conversion of $134,500,000 aggregate principal amount of our 2.5% convertible notes beneficially owned by STSPL. In the event that Temasek or its affiliates increase their ownership in our ordinary shares to 95% or above, resulting in our Company becoming substantially wholly-owned by Temasek, the SEC will require us to apply push-down accounting in accordance with Staff Accounting Bulletin No. 54, Application of “Push-down” Basis of Accounting in Financial Statements of Subsidiaries Acquired by Purchase, as interpreted by the Emerging Issues Task Force Topic D-97, Push-down Accounting.
     Push-down accounting requires the establishment of a new basis for assets and liabilities based on the purchase price of the parent. Accordingly, we may be required to reflect Temasek’s investment basis or purchase price with respect to a proportionate amount of our underlying assets acquired and liabilities assumed (including any identifiable intangible assets and goodwill on acquisition) based on the respective estimates of the fair value of our assets and liabilities as at the date of acquisition. Push-down accounting could also result in changes to our income statement. Our financial condition and results of operations may differ based on the application of push-down accounting, which could also affect our ability to maintain the financial ratios required by these notes and the Credit Facilities.
     In the event we implement push-down accounting, we have agreed to maintain two sets of accounting records and the financial covenants required by the notes and the Credit Facilities will be based on the accounts prior to giving effect to the application of push-down accounting. A breach of any of the covenants contained in our debt instruments could result in an event of default. Such default could allow our debt holders to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies, and/or to declare all borrowings outstanding thereunder to be due and payable. If our debt is accelerated, our assets may not be sufficient to repay such debt in full. At maturity, the entire outstanding principal amount of the notes together with accrued and unpaid interest, will become due and payable.
     In addition, the Company may change its accounting standards from U.S. GAAP to International Financial Reporting Standards or Singapore Financial Reporting Standards after it terminates its U.S. public reporting obligations under the Exchange Act. The Company has not quantified the impact of any such change in accounting standards on the presentation of its accounts or the financial ratios or covenants governing the notes. Potential investors may be materially and adversely impacted by such change in accounting standards.

Update on Tessera Technologies, Inc. Proceedings
     In February 2006, our Company, ChipPAC and STATS ChipPAC (BVI) Limited were named as defendants in the California Litigation. The plaintiff, Tessera, has asserted that semiconductor chip packaging, specifically devices having BGA and multi-chip BGA configurations used by the defendants infringe certain patents of Tessera. Tessera has further asserted that our Company is in breach of an existing license agreement entered into by Tessera with ChipPAC, which agreement has been assigned by ChipPAC to our Company.
     In May 2007, at Tessera’s request, the ITC instituted an investigation (the “First ITC Investigation”) of certain of our Company’s co-defendants in the California Litigation and other companies, including certain of our Company’s customers. In addition, in April 2007, Tessera instituted an action in the United States District Court for the Eastern District of Texas (the “Texas Action”) against certain of our Company’s co-defendants in the California Litigation and other companies. In the First ITC Investigation, Tessera seeks an order preventing the named companies from importing certain packaged semiconductor chips and products containing them into the United States. The Texas Action seeks damages and injunctive relief against the named defendants. Both the First ITC Investigation and the Texas Action allege infringement of two of the same patents asserted by Tessera in the California Litigation, and may involve some of the same products packaged by our Company that are included in the California Litigation.
     In May 2008, the ITC instituted the Second ITC Investigation. In the Second ITC Investigation, Tessera seeks an order to prevent our Company and other named companies (collectively, the “Respondents”) from providing packaging or assembly services for certain packaged semiconductor chips incorporating small format non-tape BGA semiconductor packages and products containing them, for importation into the United States. In addition, Tessera seeks a general exclusion order excluding from importation all small format non-tape BGA semiconductor packages (and downstream products containing such packages), regardless of whether such packages are assembled by the Respondents. The Second ITC Investigation alleges infringement of three of the same patents asserted by Tessera in the California Litigation. No schedule has yet been set for the Second ITC Investigation, and the Respondents are to respond to the complaint by June 23, 2008.
     The district court in the California Litigation has vacated the trial schedule and stayed all proceedings pending a final resolution of the First ITC Investigation. The PTO has also instituted reexamination proceedings on all of the patents Tessera has asserted in the California Litigation and the Second ITC Investigation. It is not possible to predict the outcome of the California Litigation or the Second ITC Investigation, the total costs of resolving the California Litigation and the Second ITC Investigation, or when the stay in the California Litigation will be lifted; nor is it possible to predict the outcome of the First ITC Investigation or the Texas Action. Nor is it possible to predict the outcome of the PTO proceedings or their impact on the California Litigation, the First ITC Investigation and the Second ITC Investigation.
     We believe that we have a meritorious defense to these claims and intend to defend the lawsuit(s) vigorously. A court or ITC determination that our provision of certain semiconductor assembly services may infringe the intellectual property rights of others could result in significant liability and/or require us to make material changes to our provision of such assembly services. Due to the inherent uncertainties of the lawsuit(s) and investigation(s), we cannot accurately predict the ultimate outcome and it could result in significant liability and/or injunction and could have a material adverse effect on the business, financial condition and the results of operations of our Company.